Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Second Meeting of the Seventh Session of the

Board of Directors of China Life Insurance Company Limited

The second meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on July 22, 2021 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated July 16, 2021. All of the Company’s ten directors attended the Meeting and cast their votes. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The following resolution was reviewed and passed at the Meeting:

1.	The Proposal on the Solvency Report of the Company for the Second Quarter of 2021.

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

July 22, 2021